Mail Stop 3561

April 15, 2008

Mr. James J. Unger
Chief Executive Officer
American Railcar Industries
100 Clark Street
St. Charles, Missouri 63301-2075

       Re: **American Railcar Industries**
               Form 10-K for the year ended December 31, 2007
               Filed February 22, 2008
               File No. 0-51728

Dear Mr. Unger:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. William P. Benac, CFO
           (636) 940-6100